P.O. Box 2600

Valley Forge, PA 19482 anthony_coletta@vanguard.com

via electronic filing

May 8, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard Municipal Bond Funds (the “Trust”)
File No. 2-57689
Post-Effective Amendment No. 114 (“PEA No. 114")

Dear Ms. Larkin,

This letter responds to your comment provided on April 23, 2025, to PEA No. 114, which was filed with the Commission on March 6, 2025, for the purpose of adding Vanguard Long-Term Tax-Exempt Bond ETF (the “Fund”) as a new series of the Trust.

Comment 1:	Item 9 Risk Disclosure
Comment:	Nondiversification risk, regional risk, and tax risk are included in the Summary
Prospectus but not Item 9. Please add nondiversification risk, regional risk and tax risk to the Item 9 disclosure.
Response:	With respect to nondiversification risk and regional risk, the disclosure has been revised accordingly.
Regarding tax risk, tax risk appears in bold in the “Investing in Tax-Exempt
Funds” Section of the prospectus. Therefore, we believe the risk disclosure is sufficient.

Please contact me at anthony_coletta@vanguard.com or 610-669-9296 with any questions or comments regarding the above.

Sincerely,

/s/ Anthony V. Coletta, Jr.

Anthony V. Coletta, Jr.

Assistant General Counsel

The Vanguard Group, Inc.